UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-70068

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/25 (MM/DD/YY) AND ENDING 06/30/26 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Avant-Garde Trading Securities

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

30 S. WACKER DR, SUITE 2840
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Vrinda Arora	(212) 668-8700	varora@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

2121 Avenue of the Stars #800	Century City	CA	90067
(Address)	(City)	(State)	(Zip Code)

09/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David John Gompert, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Avant Garde Trading Securities, as of 6/30, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: David Gompert

Title: CEO

____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Prosperum Securities, LLC DBA
Avant-Garde Trading Securities

Report on Audit of Financial Statements and
Supplementary Information
For the year ended June 30, 2026

Prosperum Securities, LLC DBA
Avant-Garde Trading Securities

For the year ended June 30, 2026

Contents

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Prosperum Securities, LLC DBA Avant-Garde Trading Securities:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Prosperum Securities, LLC DBA Avant-Garde Trading Securities (the "Company") as of June 30, 2026, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2026, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

DCPA

DCPA
We have served as the Company's auditor since 2025.
Century City, California
August 12, 2026

Prosperum Securities, LLC DBA
Avant-Garde Trading Securities

Statement of Financial Condition
As of June 30, 2026

ASSETS		
Cash	$	12,259
Receivable from Broker Dealer		294,053
Other Assets		64,745
TOTAL ASSETS	$	371,057
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	89,268
Due to Parent		34,256
TOTAL LIABILITIES		123,524
MEMBER'S EQUITY		247,533
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	371,057

The accompanying notes are an integral part of this financial statement

Prosperum Securities, LLC DBA
Avant-Garde Trading Securities

Statement of Operations
For the year ended June 30, 2026

REVENUE:		
Commission income	$	1,149,274
Interest Income		97,647
Rebates - APEX		121,722
12B1 Fees - APEX		1,785
Net loss from investment securities		(11,728)
Total Revenue		1,358,700
OPERATING EXPENSES:		
Compensation expenses		790,918
Clearing fees		251,839
Professional and consulting fees		167,118
Execution and quote data expenses		102,970
Rent Expense		87,330
Regulatory fees and expenses		46,482
Technology and communication		31,200
Other operating expenses		17,487
Total Expenses		1,495,344
NET LOSS	$	(136,644)

The accompanying notes are an integral part of this financial statement

Prosperum Securities, LLC DBA
Avant-Garde Trading Securities

Statement of Changes in Member's Equity
For the year ended June 30, 2026

MEMBER'S EQUITY, July 1, 2025	$	279,824
Member's contributions		104,353
Net loss		(136,644)
MEMBER'S EQUITY, June 30, 2026	$	247,533

The accompanying notes are an integral part of this financial statement

Prosperum Securities, LLC DBA
Avant-Garde Trading Securities

Statement of Cash Flows
For the year ended June 30, 2026

OPERATING ACTIVITIES:		
Net loss	$	(136,644)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in operating assets:		
Other assets		(13,731)
Receivable from Broker Dealer		(19,658)
Securities at fair market value		405
Increase (decrease) in operating liabilities		
Accounts payable and accrued expenses		35,954
Due to Parent		9,606
Net Cash Used In Operating Activities		(124,068)
INVESTING ACTIVITIES:		-
FINANCING ACTIVITIES:		
Member's contributions		104,353
Net Cash Provided by Financing Activities		104,353
NET DECREASE IN CASH		(19,715)
CASH AT BEGINNING OF THE YEAR		31,974
CASH AT END OF THE YEAR	$	12,259

Supplemental Disclosures

Interest paid during the year	$	633
Tax paid during the year	$	300

Non cash disclosure- Member's contributions includes $68,535 of debt forgiveness by the Parent as non-cash contributions.

The accompanying notes are an integral part of this financial statement

Notes to Financial Statements
June 30, 2026

1. Nature Of Operations and Summary of Significant Accounting Policies

Nature of Operations

Prosperum Securities, LLC DBA Avant Garde Trading Securities (the "Company"), is a broker-dealer, registered with the Securities and Exchange Commission ("SEC") and a member of Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is wholly-owned by Prosperum Fintech Holdings, LLC ("the Parent"). The Company was admitted as a member of FINRA on September 25, 2018. The Company as a broker-dealer, performs various securities trading and brokerage activities. The trading and brokerage activities are provided through the Company's fully disclosed clearing agreement with APEX Clearing Corporation ("APEX").

Government and Other Regulation
The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Income taxes

The Company operates as a single-member limited liability company treated as a disregarded entity for tax purposes. Accordingly, all tax effects of the Company's income or loss are passed through to the member, and no provision or liability for federal or state income taxes is included in these financial statements. During the year ended June 30, 2026, the Company paid $300 in Delaware professional privilege tax. The tax is included in other operating expenses, along with other state and local taxes that are not based on income, and is recognized as an expense when incurred.

Clearing Deposit

The Company is required to maintain a certain amount of cash on deposit with the Clearing Broker to cover any obligations that may arise from the Company. As of June 30, 2026, the Clearing Deposit held at APEX was $175,699 which is included on the Statement of Financial Condition as part of Receivables from Clearing Broker (see Note 9). Based on contractual obligations with the Clearing Broker, no additional funds have been requested to be held as a Clearing Deposit.

Receivable form Clearing Broker

The Company monitors the creditworthiness of its clearing broker on an ongoing basis and has not experienced any significant collection issues. No allowance for doubtful accounts has been recorded as management believes the receivable is fully collectible. (See Note 9)

1. Nature of Operations and Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts disclosed in the financial statements. Actual results could differ from those estimates.

Revenue recognition

In May 2014, FASB issued ASU 2014-09. Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2018 using modified retrospective approach. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company's revenue includes commission income and other income. The Company's customers buy and sell securities using the Company's platform. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date the trade order is filled via the Company's platform by finding and contracting with a counterparty and confirms the trade with each customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. No deferred revenue would be applicable as of the end of the fiscal year. Other revenue streams listed on the Statement of Operations are earned through the Clearing Broker in the form of rebates from the Clearing Broker consisting of Equity and Option order flow rebates, gains/losses on investments, 12b-1 fees and pass through interest rebates.

Concentration of credit risk

In the normal course of business, the Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extend any financial institution with which it conducts business is unable to fulfill its contractual obligations. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

2. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). Which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At June 30, 2026, the Company had net capital of $182,787, which was $132,787 in excess of its required net capital of $50,000. The ratio of aggregate indebtedness was 0.68 to 1.

3. Member's Equity

For the fiscal year ended June 30, 2026, the Company had a net loss of $134,658. During the same fiscal period, the Parent contributed $104,353 of which $68,353 was forgiven of debt. The Parent is committed to funding operations as needed throughout the next fiscal year ending June 30, 2026 to maintain capital compliance.

4. Revenue

During the year, there were no customer concentrations in relation to the revenue earned.

5. Related Party

The Company has entered into an expense sharing agreement with the Parent Company on June 1, 2024, (which is cancelable in a reasonable period) according to which the compensation, rent and technology expenses are shared between the Parent and the broker dealer. The total amount of expense incurred during the current fiscal year was $347,676 and the amount owed to the Parent on June 30, 2026 is $34,257. It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties. The lease rental is not subject to ASU 842. Included in the Statement of Financial Condition is a receivable from an officer of the Company in the amount of $18,413. This amount represents funds temporarily advanced to the officer to prevent a further violation within the Company's test account and to permit continued testing activities without interruption (see note 7). Subsequent to June 30, 2026, the funds were repaid in full to the Company during the following month. This receivable is classified as a non-allowable asset for purposes of computing net capital under SEC Rule 15c3-1.

6. Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending June 30, 2026, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

7. Fair Value Measurement

The Company complies with FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

7. Fair Value Measurement (Continued)

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. The Company held no securities at June 30, 2026.

During the current fiscal year, the Company incurred losses on investments resulting from platform testing conducted in a live securities account. This testing verifies that new functionality operates correctly, including the proper handling of various order types and positions (see note 5). Such trades are typically executed in small dollar amounts and are closed upon completion of testing. As the objective of these trades is functional verification rather than profit generation, they have resulted in net losses for the period.

8. Segment Reporting

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment. The Chief Operating Decision Maker ("CODM"), the Chief Executive Officer of the Company, makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and nature of business and summary of significant accounting policies.

9. Receivable from Clearing Broker

For the year ending June 30, 2026, the balance Receivable from Clearing Broker consists of the Company's Clearing deposit of $175,699 (see note 1) plus $118,214 of income receivable and other receivables of $140.

10. Subsequent Events

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Prosperum Securities, LLC DBA
Avant-Garde Trading Securities

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
At June 30, 2026

SCHEDULE I

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	247,533
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets		(64,745)
NET CAPITAL	$	182,788
AGGREGATE INDEBTEDNESS:		
Account payable and accrued expenses	$	123,524
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required (greater of $50,000 or 6.67% of aggregate indebtedness)	$	50,000
Excess net capital	$	132,788
Ratio of aggregate indebtedness to net capital		0.68 to 1

There are no material differences between the preceding computation and the Company's most recently filed unaudited Part II of Form X-17A-5 as of June 30, 2026.

See Report of Independent Registered Public Accounting Firm

Prosperum Securities, LLC DBA
Avant-Garde Trading Securities

Schedule II - Computation for Determining of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEA 15c3-3

At June 30, 2026

The Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers is not applicable to the Company. The Company is exempt from the provisions of 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Prosperum Securities, LLC DBA Avant-Garde Trading Securities:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Prosperum Securities, LLC DBA Avant-Garde Trading Securities identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Prosperum Securities, LLC DBA Avant-Garde Trading Securities claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Prosperum Securities, LLC DBA Avant-Garde Trading Securities stated that Prosperum Securities, LLC DBA Avant-Garde Trading Securities met the identified exemption provisions throughout the year ended June 30, 2026 without exception. Prosperum Securities, LLC DBA Avant-Garde Trading Securities' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Prosperum Securities, LLC DBA Avant-Garde Trading Securities' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DCPA

DCPA

Century City, California
August 12, 2026

Prosperum Securities, LLC dba
Avant-Garde Trading Securities
Exemption Report
For the year ended June 30, 2026

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Prosperum Securities, LLC dba Avant-Garde Trading Securities (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: (2)(ii)

a. All of the customer transactions are cleared through the following broker-dealer(s) on a fully disclosed basis: **APEX Clearing Corp.**

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the fiscal year ended June 30, 2026, without exception.

I David Gompert, swear or affirm that, to the best of my knowledge and belief, we did not identify any exceptions to this exemption during the fiscal year ended June 30, 2026.

____

Authorized Signature:

David Gompert
____

Title: CEO